QuickLinks -- Click here to rapidly navigate through this document

Exhibit 12.1

REALTY INCOME CORPORATION

STATEMENTS RE COMPUTATION OF RATIOS

(dollars in thousands)

	Six months ended June 30, 2012	Years ended December 31,
		2011	2010	2009	2008	2007
Fixed charges:
Interest	$54,910	$103,229	$89,349	$81,860	$90,083	$61,640
Amortization of fees	2,848	5,072	3,888	3,668	3,873	2,691
Interest capitalized	277	438	10	5	92	993

Fixed charges	$58,035	$108,739	$93,247	$85,533	$94,048	$65,324

Income from continuing operations	$77,813	$149,181	$118,676	$116,699	$106,123	$118,879
Plus fixed charges	58,035	108,739	93,247	85,533	94,048	65,324
Less interest capitalized	(277)	(438)	(10)	(5)	(92)	(993)

Earnings from continuing operations before fixed charges	$135,571	$257,482	$211,913	$202,227	$200,079	$183,210
Divided by fixed charges	$58,035	$108,739	$93,247	$85,533	$94,048	$65,324

Ratio of earnings from continuing operations to fixed charges	2.3	2.4	2.3	2.4	2.1	2.8

Ratio of earnings from continuing operations to combined fixed charges and preferred stock dividends	1.7	1.9	1.8	1.8	1.7	2.0

Preferred stock dividends	$19,953	$24,253	$24,253	$24,253	$24,253	$24,253

QuickLinks

  Exhibit 12.1
REALTY INCOME CORPORATION STATEMENTS RE COMPUTATION OF RATIOS (dollars in thousands)